July 10, 2019

Patrick McClymont
Chief Financial Officer
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario
Canada L5K 1B1

       Re: IMAX Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed April 26, 2019
           File No. 001-35066

Dear Mr. McClymont:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Condensed Consolidated Statements of Operations, page 6

1. We note that your statement of operations includes two captions for income from operations, the second of which is labeled as income from operations before income taxes. Please tell us how this presentation is consistent with the guidance in Rule 5-03 of
      Regulation S-X. Specifically address why you label an amount that includes interest income, interest expense and nonservice retirement expense as income from operations although, for example, Rules 5-03 (b)7 - 9 of Regulation S-X include interest income and expense as non-operating items. Further, tell why you present the change in fair value of financial instruments below the second caption and whether the amount is presented net of applicable taxes.
 Patrick McClymont
IMAX Corporation
July 10, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Gary Todd,
Senior Accountant, at (202) 551-3605 with any questions.



FirstName LastNamePatrick McClymont                       Sincerely,
Comapany NameIMAX Corporation
                                                          Division of
Corporation Finance
July 10, 2019 Page 2                                      Office of Electronics
and Machinery
FirstName LastName